3020 Old Ranch Parkway, Suite 400	J. Nathan Jensen
Seal Beach, California 90740	Vice President and General Counsel
562.493.2804
Facsimile: 562.493.4532

www.cleanenergyfuels.com

VIA EDGAR

May 7, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

RE:                          Clean Energy Fuels Corp.

Registration Statement on Form S-3, as amended

File No. 333-187456

Request for Acceleration

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Clean Energy Fuels Corp., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:00 p.m., New York City time, on May 8, 2013, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

CLEAN ENERGY FUELS CORP.

By:	/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President and General Counsel

cc:	Charles Lee, Esq., Securities and Exchange Commission
Lilyanna Peyser, Esq. Securities and Exchange Commission
Andrew D. Thorpe, Morrison & Foerster LLP